"PUBLIC"

SEC
Mail Processing
Section

MAR 06 2017

Washington DC
406

SEC 17009487 N

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2017 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-67676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JPM Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive
(No. and Street)

Dover, MA 02030-1722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name - if individual, state last, first, middle name)

142 Lowell Road, Unit 17 #219, Hudson, NH 03051
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James P. McPartland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPM Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James P. McPartland
Managing Member

Notary Public

FELICIA S. HOFFMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 15, 2022

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

JPM Advisors, LLC

Statement of Financial Condition

For the Year Ended
December 31, 2016

PUBLIC COPY

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of JPM Advisors, LLC

We have audited the accompanying statement of financial condition of JPM Advisors, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of JPM Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JPM Advisors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 13, 2017

JPM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	15,210
Accounts receivable		27,000
Total assets	$	42,210

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	3,358
Total liabilities	$	3,358
Members' Equity	$	38,852
Total liabilities and members' equity	$	42,210

The accompanying notes are an integral part of the financial statements.

1. Operations

JPM Advisors, LLC (the "Company") was organized on May 26, 2004 as a Massachusetts limited liability company. On January 9, 2008, the Company became a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). James P. McPartland is the sole member of the Company. The Company engages in consulting and the private placement of securities for its clients.

2. Summary of Accounting Policies

General

The Company follows Financial Accounting Standards Board ("FASB") Statement No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" ("SFAS 168") which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States (the GAAP hierarchy). The Codification is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non authoritative.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of the three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives.

Category	Years
Computer and office equipment	5 years
Furniture	7 years

The remaining lives of fixed assets are reviewed by management on a periodic basis. Repair and maintenance expenditures are charged to operations as incurred.

Revenue Recognition

Revenues include consulting, commission, and success fees earned for providing consulting services for the private placement of securities.

The Company typically collects upfront, non-refundable retainer fees upon execution of its service engagements. These retainers fees are recognized in the period services are rendered over the term of the engagement or upon completion of the services for which the Company was engaged. The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been performed, price is fixed or determinable and collectability is probable.

Income Taxes

FASB Accounting Standard Codification ("ASC") Topic 740 Income Taxes, ("ASC 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

As of December 31, 2016, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition, or disclosure.

As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2016, the Company had net capital of $11,852, which exceeded the required net capital by $6,852. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 28.33%.

4. Concentrations of Risk

The Company is engaged in providing consulting services related to the private placement of securities. The Company had significant revenue concentration from one client representing approximately 99% of total revenue for the year ended December 31, 2016. Accounts receivable includes $27,000 due from one of these customers at December 31, 2016. In the event the clients do not fulfill their obligations, the Company may be exposed to risk. The risk depends on the continuation of service agreements with these clients. It is the Company's policy to review all service agreements on a periodic basis. The Company does not anticipate non-performance by its clients.

5. Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through February 13, 2017, the date these financial statements were issued. The Company has determined that there are no such subsequent events.